KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

(929) 200-8366

kheoba@yandex.com

July 27, 2022

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KHEOBA CORP.
Amendment No. 1 to Registration Statement on Form S-1 Filed February 28, 2022 File No. 333-263020

Dear Ms. Bobes,

KHEOBA CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) amendment number 2 to the registration statement on Form S-1 (the “Registration Statement”) in response to the Commission’s comments, dated March 24, 2022 (the “Comment Letter”), with reference to the Company’s registration statement on Form S-1 filed with the Commission on February 28, 2022.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please revise to ensure your cover page complies with the current version of Form S-1, available on our website at https://www.sec.gov/files/forms-1.pdf. In this regard, please note that your cover page should include a checkbox indicating whether the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards.

RESPONSE: We have revised our cover page and included a checkbox indicating whether the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards.

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2. Disclose prominently on the cover page that Mr. Gvenetatdze currently controls the company and include a cross-reference to a risk factor discussing related risks. Additionally, describe the voting power expected to be held by Mr. Gvenetatdze following this offering.

RESPONSE: We have disclosed on the cover page that Mr. Gvenetatdze currently controls the company and included a cross-reference to a risk factor discussing related risks. Additionally, we have described the voting power expected to be held by Mr. Gvenetatdze following this offering.

3. We note references on the cover page and throughout the registration statement of your intentions to apply to have the company’s shares quoted on the OTC Bulletin Board. Please remove all references to the OTCBB as FINRA ceased operation of the OTCBB on November 8, 2021.

RESPONSE: We have removed all references to the OTCBB.

Implications of Being an Emerging Growth Company, page 4

4. Please update your disclosure to reflect that the current revenue threshold for an EGC is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

RESPONSE: We have updated our disclosure to reflect that the current revenue threshold for an EGC is $1.07 billion.

Risk Factors, page 7

5. Given the nature of your business plan to facilitate international travel to Georgia and the proximity of Georgia to Russia and Ukraine, add a risk factor describing the potential impact of Russia’s invasion of Ukraine on your planned business.

RESPONSE: We have added a risk factor describing the potential impact of Russia’s invasion of Ukraine on our planned business

6. Your disclosure on page 9 that “Mr. Gvenetatdze has no significant experience in the software development industry” appears to conflict with disclosure on page 24. Please advise or revise.

RESPONSE: We have revised the risk factor.

Use of Proceeds, page 14

7. Please disclose whether you will use the net proceeds from the offering to pay compensation to Mr. Gvenetatdze or to repay the loan from Mr. Gvenetatdze.

RESPONSE: We have disclosed whether we will use the net proceeds from the offering to pay compensation to Mr. Gvenetatdze or to repay the loan from Mr. Gvenetatdze.

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Description of Business, page 19

8. Given your plans to develop an online platform, please disclose how the funds raised will be sufficient to develop the software and implement your business plan. In this regard, we note your references to developing an “artificial intelligence-based algorithm” and “integrated CRM” system.

RESPONSE: We have disclosed how the funds raised will be sufficient to develop the software and implement our business plan.

Governmental Regulation, page 20

9. We note your disclosure that you are subject to compliance with various governmental regulations. Specify all material regulations that you will be subject to, along with any governmental approvals you will be required to obtain in connection with your planned business.

RESPONSE: We have disclosed the laws and regulations that we will be subject to.

Financial Statements, page 28

10. Please update your financial statements to include the interim period ended January 31, 2022.

RESPONSE: We have updated our financial statement to include the interim period ended January 31, 2022.

General

11. It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: We do not believe that Kheoba Corp. is a “shell company” as defined in Securities Act Rule 405, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

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Specifically, we do not believe that Kheoba Corp. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Kheoba Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Kheoba Corp. is currently developing its online platform. Additionally, we have started to negotiate agreements with potential customers for IT consulting and software development services. Moreover, we plan to spend our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

12. Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by Item 601(b)(5)(i) of Regulation S-K.

RESPONSE: Please see attached the legal opinion from our legal counsel as an Exhibit 5.1.

13. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE: We have disclosed that the company, its executive, any company promoters or their affiliates intend for the company, once reporting, do not have any intentions for us to be used as a vehicle for a private company to become a reporting company. We also disclosed that we do not believe that the company is a blank check company.

Please direct any further comments or questions you may have to the company at kheoba@yandex.com

Thank you.

Sincerely,

/S/ Gaga Gvenetatdze
Gaga Gvenetatdze, President

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